

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Charles Cassel
Chief Executive Officer
Consilium Acquisition Corp I, Ltd.
2400 E. Commercial Boulevard
Suite 900
Ft. Lauderdale, FL 33308

> **Re: Consilium Acquisition Corp I, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 23, 2023**
> **File No. 001-41219**

Dear Charles Cassel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexandria Kane, Esq.